UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

Amendment No. 1

to

ANNUAL REPORT

of

JAPAN INTERNATIONAL COOPERATION AGENCY

(Name of Registrant)

Date of end of last fiscal year: March 31, 2022

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

TANAKA Satoko

Chief Representative

JICA USA Office

1776 I Street, N.W., Suite 895

Washington, D.C. 20006

Copies to:

GILLESPIE Jesse S.

Morrison & Foerster LLP

Shin-Marunouchi Building 29th Floor

5-1, Marunouchi 1-chome

Chiyoda-ku, Tokyo 100-6529

Japan

*	The Registrant is filing this document on a voluntary basis.

The Annual Report on Form 18-K (the “Annual Report”) of Japan International Cooperation Agency (“JICA”), filed on September 27, 2022, as amended by this Amendment No. 1, is intended to be incorporated by reference into Registration Statement No. 333-268943 (the “Registration Statement”) of the Registrant and Japan filed on December 22, 2022 and amended on February 21, 2023.

In connection with the offer, issuance and sale by JICA of $1,250,000,000 aggregate principal amount of its 4.000% Guaranteed Bonds due May 23, 2028 (the “Securities”), JICA hereby files Amendment No. 1 to the Annual Report as follows:

1.	The following exhibits are hereby added to the Annual Report:

Exhibit Number		Description

5.	A.1	Opinion, including consent and address, of Anderson Mori & Tomotsune, Japanese counsel to JICA and Japan, in respect of the validity of the Securities

	A.2	Opinion, including consent and address, of Morrison & Foerster LLP, United States counsel to the underwriters, in respect of the validity of the Securities

	B.	The names and addresses of the Underwriters of the Securities

	C.	Underwriting Agreement relating to the Securities and guarantee thereof

	D.	Fiscal Agency Agreement relating to the Securities and guarantee thereof (with forms of Security and guarantee attached)

	E.	Schedule of expenses incurred or borne by or for the account of JICA in connection with the sale of the Securities

	F	Certificate as to laws relating to authorization of Debt Securities and the Guarantee thereof by Japan (with English translation of the Act of the Incorporated Administrative Agency – Japan International Cooperation Agency and excerpts from the Act Concerning Special Measures with respect to Acceptance of Foreign Capital from International Bank for Reconstruction and Development, etc.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Tokyo, Japan on the 17th day of May, 2023.

JAPAN INTERNATIONAL COOPERATION AGENCY

By	/s/ NAKAGAWA Takeharu
NAKAGAWA Takeharu Deputy Director General, Treasury, Finance and Accounting Department